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AB 3/21/06*



SEC[illegible] 06005747 [illegible]SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66167

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Three Crowns Capital (Bermuda) Limited

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Jardine House, Fourth Floor, 33-35 Reid Street
(No. and Street)

Hamilton HM12 (City) Bermuda (State) (Zip Code)



RECEIVED
MAR 01 2006
185
SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVE BENDER, FINANCIAL OPERATIONS PRINCIPAL, 1-800-921-0175
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Janover Rubinroit, LLC
(Name – *if individual, state last, first, middle name*)

100 Quentin Roosevelt Blvd - Suite 516
(Address) Garden City (City) New York (State) 11530 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 26 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HARALD EKMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THREE CROWNS CAPITAL (BERMUDA) LTD., as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

N/A

N/A

Signature

PRESIDENT

Title

Notary Public



REVENUE
BERMUDA
$25



This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THREE CROWNS CAPITAL (BERMUDA) LIMITED

* * * * *

FINANCIAL STATEMENTS

DECEMBER 31, 2005

THREE CROWNS CAPITAL (BERMUDA) LIMITED

TABLE OF CONTENTS

LONG ISLAND
100 Quentin Roosevelt Blvd.
Suite 516
Garden City
New York 11530
(516) 542-6300
Fax: (516) 542-9021

NEW YORK CITY
845 Third Avenue
New York
New York 10022
(212) 980-2470
Fax: (212) 980-2177



JANOVER RUBINROIT

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members of
Three Crowns Capital (Bermuda) Limited:

We have audited the accompanying statement of financial condition of Three Crowns Capital (Bermuda) Limited as of December 31, 2005, pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Three Crowns Capital (Bermuda) Limited as of December 31, 2005, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Janover Rubinroit, LLC

February 18, 2006

THREE CROWNS CAPITAL (BERMUDA) LIMITED

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS		
Cash and cash equivalents	$	215,929
Investment, at cost		50,000
Property and equipment, net of accumulated depreciation of $146		574
Prepaid expenses and other assets		23,076
	$	289,579
LIABILITIES AND MEMBERS' EQUITY		
Accounts payable and accrued expenses	$	65,305
Due to related party		132,626
		197,931
Commitment and contingencies		
Members' equity		91,648
	$	289,579

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - BUSINESS ORGANIZATION:

Three Crowns Capital (Bermuda) Limited (the "Company") is a registered broker-dealer with the Securities and Exchanges Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company provides advisory services to unlisted biotech companies with respect to raising equity capital. The Company received its NASD membership on March 29, 2004 and commenced operations shortly thereafter.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

Cash and cash equivalents

The Company considers its investments in financial instruments, with maturities of less than 90 days when issued, to be cash equivalents.

Fixed assets

Fixed assets are stated at cost and are depreciated using an accelerated method over their estimated useful lives.

These fixed assets consist of office furniture which is depreciated over seven years. As of December 31, 2005, the cost basis and accumulated depreciation of these assets were $720 and $146, respectively.

Revenue recognition

Revenue from advisory and placement services is recognized when the transaction closes and realization is reasonably assured. Retainer fees are recognized over the period in which services are rendered.

Income taxes

No provision has been made for income taxes. The Company is a Limited Liability Company under Bermuda law and accordingly is not liable for income taxes.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

Valuation of investments

Investments are valued at cost. The values assigned to these investments do not necessarily represent amounts which might ultimately be realized upon the sale or other disposition, since such amounts depend on future circumstances and cannot reasonably be determined until the actual liquidation occurs. Because of the inherent uncertainty of valuation for these investments, the estimate of fair values may differ from the values that would have been used had a ready market for these investments existed, and the differences could be material.

NOTE 3 - INVESTMENT:

The Company's investment of $50,000 represents 50,000 shares of Series C Preferred Stock of Cumbre, Inc., an entity that the Company has a fee arrangement with.

NOTE 4 - NET CAPITAL REQUIREMENT:

The Company is subject to the SEC Uniform Net Capital rule (rule 15c3-1), which requires the maintenance of minimum regulatory net capital and further requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, not exceed 15:1. At December 31, 2005, the Company had regulatory net capital of $17,998 which was $4,803 in excess of its required minimum regulatory net capital of $13,195. The Company's ratio of aggregate indebtedness to net capital was 11:1.

NOTE 5 - RELATED PARTY TRANSACTIONS:

Three Crowns Capital (Research) Ltd. (the "Affiliate") is a United Kingdom entity which performs certain research functions for the Company in connection with the Company's advisory services. A director of the Affiliate is also a member of the Company. For the year ended December 31, 2005, research fees for these services were $249,300, of which $132,626 is unpaid as of December 31, 2005.

One of the directors of the Company is a partner in a law firm retained by the Company as general counsel. Additionally, this law firm has a trust arm that does the safekeeping of the Company's warrants.

NOTE 6 - COMMITMENTS AND CONTINGENCIES:

Leases

The Company leases office space and administrative services from their accountant. There is no formal agreement in place pertaining to duration and rent is on a month-to-month basis at $1,500 per month. For the year ended December 31, 2005, rent expense was $18,000.

NOTE 6 - COMMITMENTS AND CONTINGENCIES: (CONTINUED)

Litigation

The Company is, from time to time, a party to litigation arising in the ordinary course of its business. Currently, there are no claims outstanding that management believes is likely to have a material adverse effect upon the financial statements of the Company.

Fee income

The Company has fee income arrangements with various biotech companies where it earns advisory fee income based on the capital raised for the corresponding company. In addition to fee income, the Company may receive warrants to purchase the respective company's stock based on the terms in the underlying agreement as noted below.

Warrants

The Company received a warrant to purchase 300,000 shares of Series B Preferred Stock of ChemoCentryx, Inc., ("CC") at an exercise price equal to $2.60, which expires based on the terms of the underlying agreement.

The Company received a warrant to purchase 1,170,509 shares of Preferred Stock of Five Prime Therapeutics, Inc., ("FPT") at an exercise price equal to the share price of the respective financing, which expires based on the terms of the underlying agreement.

The Company received a warrant to purchase 2,025,000 shares of Series C Preferred Stock of Cumbre, Inc., at an exercise price equal to the share price of the respective financing, which expires based on the terms of the underlying agreement.

As of December 31, 2005, these warrants have not been exercised; therefore they have not been recorded since there is no value attributable to them.